Exhibit 3.1


          AMENDED AND RESTATED ARTICLES OF INCORPORATION
                               OF
                        BACH-HAUSER, INC.

Bach-Hauser, Inc., a corporation organized under the laws of the State of Nevada on October 10, 1995 (the "Corporation"), hereby amends and restates its Articles of Incorporation pursuant to the provisions of Nevada Revised Statutes Sections 78.385, 78.390 and 78.403.1.

The Articles of Incorporation of the Corporation are hereby amended and restated as follows:

Article One: The name of this Corporation is:

                        Bach-Hauser, Inc.

Article Two: The principal office is to be located at:

                         1561 Highway 3
                    Cayuga, Ontario  N0A 1E0

  This Corporation may also maintain an office or offices at such other places within or outside the State of Nevada, as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders held outside the State of Nevada, the same as in the State of Nevada.

Article Three: This Corporation may engage in any lawful activity.

Article Four: This Corporation is authorized to issue two classes of capital stock, referred to as Common Stock and Preferred Stock, each with par value of $0.001 per share. This Corporation shall be authorized to issue a maximum of three hundred million (300,000,000) shares of Common Stock, and a maximum of fifty million (50,000,000) shares of Preferred Stock.

  A. The holders of stock designated "Common Stock" are entitled to one (1) vote for each share held. The Board of Directors may issue the Common Stock from time-to-time.

  B. The Board of Directors is hereby authorized to provide for the issuance of Preferred Stock in one or more series, and may determine and state the designations, preferences, limitations, terms, and rights associated with each series of Preferred Stock, without additional shareholder approval.

  C. This Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, and Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision.

  D. In addition, this Corporation elects not to be governed by the terms and provisions of Sections 78.2055 and 78.207 of the Nevada Revised Statutes (as the same may be amended, superseded, or replaced by any successor section, statute, or provision) requiring shareholder approval of forward and reverse splits in cases where there is no corresponding increase or decrease in and to the number of authorized shares of the class or series subject to the forward or reverse split so that, therefore, shareholder approval will not be required for the Board of Directors of this Corporation to authorize forward and reverse splits of this Corporation's securities without corresponding increases or decreases in and to the number of authorized shares of the class or series subject to the forward or reverse split.

  E. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article Four, shall apply to or have any effect on any transaction involving acquisition of control by any person, or any transaction with an interested stockholder, or any Board action with respect to Sections 78.2055 and 78.207 of the Nevada Revised Statutes, occurring prior to such amendment or repeal.

Article Five: No Director or Officer of this Corporation shall be liable to this Corporation or its stockholders for any breach of fiduciary duty as Officer or Director of this Corporation. This provision shall not affect liability for acts or omissions that involve intentional misconduct, fraud, a knowing violation or law, or the payment of dividends in violation of Section
  78.300 of the Nevada Revised Statutes.

  All expenses incurred by Officers or Directors in defending a civil or criminal action, suit, or proceeding, must be paid by this Corporation as they are incurred in advance of a final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of a Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction, that he or she did not act in good faith, and in the manner he or she reasonably believed to be or not opposed to the best interests of this Corporation.

  The members of the governing Board shall be styled Directors, and the number of Directors shall not be less than one (1) pursuant to the terms of Section 78.115 of the Nevada Revised
  Statutes.

  The number of Directors of this Corporation may from time to time be increased or decreased as set forth hereinabove by an amendment to the By-Laws in that regard, and without the necessity of amending these Articles of Incorporation. In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

Article Six: The capital stock of this Corporation, after the amount of the subscription price has been paid in cash or in kind, shall be and remain non-assessable and shall not be subject to assessment to pay debts of this Corporation.

Article Seven: This Corporation shall have perpetual existence.

Article Eight: No holder of any shares of this Corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of this Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

The foregoing amendment and restatement of the Articles of Incorporation was duly adopted by stockholders representing 61% of the outstanding shares of the Corporation entitled to vote thereon pursuant to shareholder action taken in lieu of a shareholder meeting, as authorized under Nevada Revised Statutes
Section 78.320.2.

IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of November, 2004.

                                   /s/ Peter Preston, President